GEHL COMPANY/MULCAHY
CHANGE IN CONTROL AND SEVERANCE AGREEMENT

        THIS AGREEMENT, made and entered into as of the _____day of ___________, 2008, by and between GEHL COMPANY, a Wisconsin corporation (hereinafter referred to as the “GEHL”), and _________________________ (hereinafter referred to as the “Executive”).

W I T N E S S E T H :

        WHEREAS, the Executive is employed by GEHL in a key executive capacity, and the Executive’s services are valuable to the conduct of the business of GEHL;

        WHEREAS, the Board of Directors of GEHL (the “Board”) recognizes that circumstances may arise in which a change in control of GEHL occurs, through acquisition or otherwise, thereby causing uncertainty about the Executive’s future employment with GEHL without regard to the Executive’s competence or past contributions, which uncertainty may result in the loss of valuable services of the Executive to the detriment of GEHL and its shareholders, and GEHL and the Executive wish to provide reasonable security to the Executive against changes in the Executive’s relationship with GEHL in the event of any such change in control;

        WHEREAS, GEHL and the Executive are desirous that any proposal for a change in control or acquisition of GEHL will be considered by the Executive objectively and with reference only to the best interests of GEHL and its shareholders;

        WHEREAS, the Executive will be in a better position to consider GEHL’s best interests if the Executive is afforded reasonable security, as provided in this Agreement, against altered conditions of employment which could result from any such change in control or acquisition; and

        WHEREAS, GEHL deems it appropriate to provide the Executive with specified severance benefits, as provided in this Agreement, in the event of certain termination of the Executive other than in the context of a Change in Control or acquisition.

        NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto mutually covenant and agree as follows:

        Section 1.    Change in Control. In the event a Change in Control, as defined below, occurs while the Executive is employed by GEHL and this Agreement is in effect, the Executive shall automatically be entitled to employment by GEHL for two (2) years after the occurrence of the Change in Control (such two (2)-year term of employment is hereafter referred to as the “Change in Control Contract Term”). While employed by GEHL during the Change in Control Contract Term, the Executive shall be entitled to a base salary, bonus opportunity and other employee benefits substantially equivalent to those the Executive was entitled to immediately prior to the Change in Control. In addition, upon the occurrence of a Change in Control, and assuming that the Executive is in the employ of GEHL at such time or demonstrates that his prior termination was effected in anticipation of a Change in Control as contemplated by the succeeding paragraph, (i) the unvested stock options awarded to the Executive under the GEHL Stock Option Plans shall vest, and (ii) all restrictions limiting the exercise, transferability, entitlement or incidents of ownership of any outstanding award, including options, restricted stock, supplemental retirement benefits, deferred compensation, or other property or rights granted to the Executive after the date of this Agreement (other than pursuant to plans of general application to salaried employees such as tax-qualified retirement plans, life insurance and the health plan) shall lapse, and such awards shall become fully vested and be held by or for the Executive free and clear of all such restrictions. This provision shall apply to all such property or rights notwithstanding the provisions of any other plan or agreement.

            If the Executive incurs a Separation from Service (as defined below) because the Executive’s employment shall be terminated by GEHL without Cause (as defined below) or the Executive shall terminate his employment for Good Reason (as defined below) during the Change in Control Contract Term, or if GEHL shall terminate the Executive’s employment without Cause, triggering a Separation from Service, within six (6) months before the execution of a definitive purchase agreement that ultimately results in a Change in Control and the Executive shall reasonably demonstrate that such termination was in connection with or in anticipation of the Change in Control, the Executive shall be entitled to the following:

            (iii)     paid in a lump sum within thirty (30) days of the date of the Executive’s Separation from Service or the date that the Executive demonstrates that such Separation from Service was in connection with or in anticipation of the Change in Control, whichever is applicable:

(a)	The Executive’s base salary as in effect on the Separation from Service (“Current Base Salary”) through the Separation from Service to the extent not theretofore paid; and

(b)	The pro rata portion (based on the completed months in the calendar year through the Separation from Service divided by twelve (12)) of the target bonus award that could have been earned by the Executive under GEHL’s then-existing bonus plan, ignoring performance requirements and any requirement that the Executive be employed through the end of the fiscal year; and

            (iv)     paid in a lump sum on the first business day that is six (6) months after the Separation from Service or the later date that the Executive demonstrates that such Separation from Service was in connection with or in anticipation of the Change in Control, whichever is applicable:

(c)	Two (2) times the sum of (I) the Current Base Salary and (II) the highest bonus amount earned by the Executive in any of the five (5) fiscal years which precede the year in which the Separation from Service occurs, including any amounts deferred; and

(d)	The present value of the Executive’s benefits under Section 2 of the Executive’s most current Supplemental Retirement Benefit Agreement using a discount rate equal to the interest rate that would be used by the Gehl Company Retirement Income Plan “B” to calculate the amount of a lump sum distribution to be made on the same date as the payment hereunder;

provided, however, that any payments under (c) and (d) shall be increased with interest from the date that payment is made under (a) and (b) until the payment is made under (c) and (d), with the rate of interest announced by M&I Bank, Milwaukee, Wisconsin from time to time as its prime or base lending rate, such rate to be determined as of the Separation from Service.

            If benefits under (a), (b), (c) and (d) above are triggered, the Executive shall also receive at the expense of GEHL (at the time of entering into the agreement, the executive needs to irrevocably select one of the following two options by checking the applicable provision; no subsequent change in the election is permitted):

___	outplacement services, on an individualized basis at a level of service commensurate with the Executive’s most senior status with GEHL during the one hundred eighty (180)-day period prior to the date of the Change in Control, provided by a nationally recognized senior executive placement firm selected by GEHL with the consent of the Executive, provided that the cost to GEHL of such services shall not exceed twenty percent (20%) of the Executive’s Current Base Salary and provided further that such outplacement services shall cease no later than December 31 of the second calendar year following the calendar year in which the Executive’s Separation from Service occurs.

___	the lesser of Fifteen Thousand Dollars ($15,000) or twenty percent (20%) of the Executive’s Current Base Salary, such amount to be paid at the same time as the benefits in (c) and (d) above with interest credited in the same fashion.

            If benefits under the preceding paragraph and under (a), (b), (c) and (d) in the second preceding paragraph are triggered, in addition, for twenty-four (24) months after the Separation from Service, GEHL shall provide to the Executive and his family medical benefits at least substantially equal on a pre-tax basis to those provided to him and his family just prior to the date of the Change in Control, whether pursuant to a group plan or individual coverage. Notwithstanding the foregoing, if the Executive obtains employment during the twenty-four (24)-month period and family medical benefits (substantially equivalent to those offered by GEHL just prior to the date of the Change in Control) are available from the new employer, GEHL’s obligation to provide such family medical benefits shall cease for so long as the Executive remains employed. If the extended coverage exceeds the applicable “COBRA” continuation period, typically eighteen (18) months, and if such coverage is provided under a health plan that is subject to Code Section 105(h), benefits payable under such health plan shall comply with the requirements of Treasury regulation section 1.409A-3(i)(1)(iv)(A) and (B) and, if necessary, GEHL shall amend such health plan to comply therewith.

        In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under this Agreement and such amounts shall not be reduced (except to the extent set forth in the immediately preceding paragraph) whether or not the Executive obtains other employment. In addition, GEHL will not be entitled to reduce the amounts payable under this Agreement for any claims or rights it may have against the Executive.

        “Change in Control” for the purposes of this Agreement shall be defined as one of the following:

i)	Securities of GEHL representing thirty percent (30%) or more of the combined voting power of GEHL’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

ii)	The shareholders of GEHL approve a merger or consolidation of GEHL with any other corporation as a result of which less than fifty percent (50%) of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of GEHL (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

iii)	The shareholders of GEHL approve the sale of substantially all of GEHL’s assets to a corporation which is not a wholly-owned subsidiary of GEHL; or

iv)	Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly of securities of GEHL representing thirty percent (30%) or more of the combined voting power of GEHL’s then outstanding securities the effect of which (as determined by the Board) is to take over control of GEHL; or

v)	During any period of two (2) consecutive years, individuals who, at the beginning of such period, constituted the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in ownership or effective control or a change in the ownership of a substantial portion of the assets of GEHL as defined by the applicable regulations for Code Section 409A using its default provisions.

        “Good Reason” for the purposes of this Agreement shall be defined as the occurrence of any one of the following events or conditions after, or in anticipation of, the Change in Control:

i)	The removal of the Executive from, or any failure to re-elect or reappoint the Executive to, any of the positions held with GEHL on the date of the Change in Control or any other positions with GEHL to which the Executive shall thereafter be elected, appointed or assigned, except in connection with the termination of his employment for disability, Cause, as a result of his death or by the Executive other than for Good Reason; or

ii)	A good faith determination by the Executive that there has been a significant adverse change, without the Executive’s written consent, in the Executive’s working conditions or status with GEHL from such working conditions or status in effect immediately prior to the Change in Control, including but not limited to (A) a significant change in the nature or scope of the Executive’s authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements; or

iii)	Any material breach by GEHL of any provision of this Agreement; or

iv)	Any purported termination of the Executive’s employment for Cause by GEHL which is determined under Section 13 not to be for conduct encompassed in the definition of Cause contained herein; or

v)	The failure of GEHL to obtain an agreement, satisfactory to the Executive, from any successor or assign of GEHL, to assume and agree to perform this Agreement, as contemplated in Section 3 hereof; or

vi)	GEHL’s requiring the Executive to be based at any office or location which is not within a fifty (50) mile radius of West Bend, Wisconsin, except for travel reasonably required in the performance of the Executive’s responsibilities hereunder, without the Executive’s consent.

For purposes of this Section, any good faith determination of Good Reason made by the Executive shall be conclusive.

            “Separation from Service” for purposes of this Agreement means the date determined under the default rules of the applicable regulations for Internal Revenue Code (“Code”) Section 409A for a separation from service between the Executive and GEHL, with the exception that the default rule for a bona fide leave of absence for disability is extended from six (6) months to twenty-nine (29) months.

        Section 2.    Separation from Service Other Than in the Context of a Change in Control/Severance. If the Executive incurs a Separation from Service because his employment is involuntarily terminated by GEHL for any reason other than (i) Cause, (ii) circumstances under which the Executive would be entitled to the payments provided by Section 1 hereof or (iii) the Executive’s death or disability, the Executive shall be entitled to receive, and GEHL shall be obligated to pay, the Executive’s then Current Base Salary, as in effect immediately prior to such termination, for one (1) full year from the Executive’s Separation from Service. During such year, the Executive shall also continue to participate in all group health and welfare benefit plans and programs of GEHL to the extent that such continued participation is possible under the general terms and provisions of such plans and programs. In the event that the Executive’s continued participation in any such plans and programs is barred, and in lieu thereof, the Executive shall be entitled to receive on a payroll basis during the above period an amount equal to the sum of the average annual contributions, payments, credits, or allocations made by GEHL to him, to his account, or on his behalf over the two (2) fiscal years (or fraction thereof) of GEHL preceding the Separation from Service under such plans and programs from which his continued participation is barred.

        Notwithstanding the foregoing unless the Internal Revenue Service has issued clear guidance that the definition of Good Reason following a Change in Control does not prevent this Section 2 benefit from being an “involuntary separation” benefit, no cash benefit under this Section 2 shall be payable until the first business day that is six (6) months after the Separation from Service, at which time all such delayed payments shall be paid in a lump sum and credited with interest for the period of the delay at the rate announced by M&I Bank, Milwaukee, Wisconsin from time to time as its prime or base lending rate determined as of the Separation from Service. If such clear guidance has been issued, the six (6) month delay shall only apply to the portion of the Section 2 benefit, if any, which exceeds the aggregate dollar limitations for an involuntary severance plan exempt from Code Section 409A under the applicable regulations thereof.

        Termination by GEHL for “Cause” shall mean termination by action of the Board because of the material failure of the Executive to fulfill his obligations as an officer of GEHL or because of serious willful misconduct by the Executive in respect of his obligations as an officer of GEHL as, for example, the commission by the Executive of a felony or the perpetration by the Executive of a common-law fraud against GEHL or any major material action (i.e., not procedural or operational differences) taken against the expressed directive of the Board.

        Section 3.    Assigns and Successors. The rights and obligations of GEHL under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of GEHL and GEHL shall require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that GEHL would be required to perform if no such succession or assignment had taken place.

        Section 4.    Construction. Section headings are for convenience only and shall not be considered a part of the terms and provisions of this Agreement.

        Section 5.    Notices. All notices under this Agreement shall be in writing and shall be deemed effective when delivered in person (in GEHL’s case, to its Secretary, or to its Chief Executive Officer if the Executive is then serving as Secretary) or by facsimile to the number provided for such purpose by the applicable party or forty-eight (48) hours after deposit thereof in the U.S. mails, postage prepaid, addressed, in the case of the Executive, to his last known address as carried on the personnel records of GEHL and, in the case of GEHL, to the corporate headquarters, attention of the Secretary, or to its Chief Executive Officer if the Executive is then serving as Secretary, or to such other address as the party to be notified may specify by notice to the other party.

        Section 6.    Severability. Should it be determined that one or more of the clauses of this Agreement is (are) found to be unenforceable, illegal, contrary to public policy, etc., this Agreement shall remain in full force and effect except for the unenforceable, illegal, or contrary to public policy provisions.

        Section 7.    Limitation on Payments.

(a)	Notwithstanding anything contained herein to the contrary, prior to the payment of any amounts pursuant to Sections 1 or 2 hereof, a national accounting firm designated by GEHL (the “Accounting Firm”) shall compute whether there would be any “excess parachute payments” payable to the Executive, within the meaning of Code Section 280G, taking into account the total “parachute payments,” within the meaning of Code Section 280G, payable to the Executive by GEHL or any successor thereto under this Agreement and any other plan, agreement or otherwise. If there would be any excess parachute payments, the Accounting Firm will compute the net after-tax proceeds to the Executive, taking into account the excise tax imposed by Code Section 4999, if (i) the payments hereunder were reduced, but not below zero, such that the total parachute payments payable to the Executive would not exceed three (3) times the “base amount” as defined in Code Section 280G, less One Dollar ($1.00) or (ii) the payments hereunder were not reduced. If reducing the payments hereunder would result in a greater after-tax amount to the Executive, such lesser amount shall be paid to the Executive. If not reducing the payments hereunder would result in a greater after-tax amount to the Executive, such payments shall not be reduced. The determination by the Accounting Firm shall be binding upon GEHL and the Executive.

(b)	As a result of the uncertainty in the application of Code Section 280G, it is possible that excess parachute payments will be paid when such payment would result in a lesser after-tax amount to the Executive; this is not the intent hereof. In such cases, the payment of any excess parachute payments will be void ab initio as regards any such excess. Any excess will be treated as a loan by GEHL to the Executive. The Executive will return the excess to GEHL, within fifteen (15) business days of any determination by the Accounting Firm that excess parachute payments have been paid when not so intended, with interest at an annual rate equal to the rate provided in Code Section 1274(d) (or one hundred twenty percent (120%) of such rate if the Accounting Firm determines that such rate is necessary to avoid an excise tax under Code Section 4999) from the date the Executive received the excess until it is repaid to GEHL.

(c)	All fees, costs and expenses (including, but not limited to, the cost of retaining experts) of the Accounting Firm shall be borne by GEHL and GEHL shall pay such fees, costs and expenses as they become due. In performing the computations required hereunder, the Accounting Firm shall assume that taxes will be paid for state and federal purposes at the highest possible marginal tax rates which could be applicable to the Executive in the year of receipt of the payments, unless the Executive agrees otherwise.

        Section 8.    Confidentiality. During and following the Executive’s employment by GEHL, the Executive shall hold in confidence and not directly or indirectly disclose or use or copy or make lists of any confidential information or proprietary data of GEHL except to the extent authorized in writing by the Board or required by any court or administrative agency, other than to an employee of GEHL or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as an executive of GEHL. Confidential information shall not include any information known generally to the public or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that of GEHL. All records, files, documents and materials, or copies thereof, relating to the business of GEHL which the Executive shall prepare, or use, or come into contact with, shall be and remain the sole property of GEHL and shall be promptly returned to GEHL upon Separation from Service.

        Section 9.    Expenses and Interest. If (i) a dispute arises with respect to the enforcement of the Executive’s rights under this Agreement, (ii) any legal or arbitration proceeding shall be brought to enforce or interpret any provision contained herein or to recover damages for breach hereof, or (iii) any tax audit or proceeding is commenced that is attributable in part to the application of Code Section 4999, in any case so long as the Executive is not acting in bad faith, then GEHL shall reimburse the Executive for any reasonable attorneys’ fees and necessary costs and disbursements incurred as a result of such dispute, legal or arbitration proceeding or tax audit or proceeding (“Expenses”), and prejudgment interest on any money judgment or arbitration award obtained by the Executive calculated at the rate of interest announced by M&I Bank, Milwaukee, Wisconsin, from time to time as its prime or base lending rate from the date that payments to the Executive should have been made under this Agreement. Within ten (10) days after the Executive’s written request therefor, GEHL shall pay to the Executive, or such other person or entity as the Executive may designate in writing to GEHL, the Executive’s reasonable Expenses in advance of the final disposition or conclusion of any such dispute, legal or arbitration proceeding. Any such payment shall be made promptly following the date of the final determination that the Executive is not acting in bad faith, but no later than the end of the calendar year following the year in which the Executive incurs the expense.

        Section 10.    Payment Obligations Absolute. GEHL’s obligation to pay the Executive any amounts required hereunder and to make the benefit and other arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any setoff, counterclaim, recoupment, defense or other right which GEHL may have against the Executive or anyone else. Except as provided in Section 9, all amounts payable by GEHL hereunder shall be paid without notice or demand. Each and every payment made hereunder by GEHL shall be final, and GEHL will not seek to recover all or any part of such payment from the Executive, or from whomsoever may be entitled thereto, for any reason whatsoever.

        Section 11.    No Waiver. The Executive’s or GEHL’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or GEHL may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

        Section 12.    Headings. The headings herein contained are for reference only and shall not affect the meaning or interpretation of any provision of this Agreement.

        Section 13.    Governing Law; Resolution of Disputes. This Agreement and the rights and obligations hereunder shall be governed by and construed in accordance with the laws of the State of Wisconsin. Any dispute arising out of this Agreement shall, at the Executive’s election, be determined by arbitration under the rules of the American Arbitration Association then in effect (in which case both parties shall be bound by the arbitration award) or by litigation. Whether the dispute is to be settled by arbitration or litigation, the venue for the arbitration or litigation shall be West Bend, Wisconsin or, at the Executive’s election, if the Executive is no longer residing or working in the West Bend, Wisconsin metropolitan area, in the judicial district encompassing the city in which the Executive resides; provided, that, if the Executive is not then residing in the United States, the election of the Executive with respect to such venue shall be either West Bend, Wisconsin or in the judicial district encompassing that city in the United States among the thirty cities having the largest population (as determined by the most recent United States Census data available at the Separation from Service) which is closest to the Executive’s residence. The parties consent to personal jurisdiction in each trial court in the selected venue having subject matter jurisdiction notwithstanding their residence or situs, and each party irrevocably consents to service of process in the manner provided hereunder for the giving of notices.

        Section 14.    409A.

(a)	If an amount or the value of a benefit under this Agreement is required to be included in an Executive’s income prior to the date such amount is actually distributed or benefit provided as a result of the failure of this Agreement (or any other arrangement required to be aggregated with this Agreement under Code Section 409A) to comply with Code Section 409A, then the Executive shall receive a distribution, in a lump sum, within ninety (90) days after the date it is finally determined that the Agreement fails to meet the requirements of Code Section 409A; such distribution shall equal the amount required to be included in the Executive’s income as a result of such failure and shall reduce the amount of payments or benefits otherwise due hereunder.

(b)	GEHL and the Executive intend the terms of this Agreement to be in compliance with Code Section 409A. GEHL does not guarantee the tax treatment or tax consequences associated with any payment or benefit, including but not limited to consequences related to Code Section 409A. To the maximum extent permissible, any ambiguous terms of this Agreement shall be interpreted in a manner which avoids a violation of Code Section 409A.

(c)	The Executive acknowledges that to avoid an additional tax on payments that may be payable or benefits that may be provided under this Agreement and that constitute deferred compensation that is not exempt from Code Section 409A, the Executive must make a reasonable, good faith effort to collect any payment or benefit to which the Executive believes the Executive is entitled hereunder no later than ninety (90) days after the latest date upon which the payment could have been made or benefit provided under this Agreement, and if not paid or provided, must take further enforcement measures within one hundred eighty (180) days after such latest date.

(d)	The Executive acknowledges that in the discretion of GEHL a portion of the benefits hereunder may be accelerated up to the amount of the withholding requirement for taxes under Code Section 3121(v) (i.e., FICA taxes) related to the benefits hereunder; any such acceleration shall reduce the amount of payments otherwise due hereunder.

        Section 15.    Amendment. No modification or amendment to this Agreement may be made without the written consent of the parties hereto.

        IN WITNESS WHEREOF, GEHL COMPANY has caused this Agreement to be executed by its duly authorized officer, and the Executive has hereunto set his hand, all as of the date set forth above.

GEHL COMPANY
By:_________________________________
William D. Gehl
Chairman & CEO
____________________________________
Executive